                                                             EXHIBIT (A)(1)(VII)
                                                                    May 26, 2005

   OFFER TO PURCHASE COMMON STOCK (AND THE ASSOCIATED STOCK PURCHASE RIGHTS)
                           OF POLYMEDICA CORPORATION

Notice to Holders of Vested Stock Options:

     As you may already know, PolyMedica Corporation ("PolyMedica" or the "Company") has recently announced its offer to purchase up to 4,878,048 shares of the Company's common stock, $0.01 value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 (the "Shares"), at a price specified by such shareholders not greater than $34.50 nor less than $30.75 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 and in the related Letter of Transmittal (such documents and related materials, the "Tender Offer Documents"), which together as may be amended or supplemented from time to time constitute the tender offer. You may obtain additional copies of the Tender Offer Documents by calling The Altman Group, Inc., the Information Agent for the tender offer, at (800) 443-5182 (toll free).

     As a holder of vested stock options, you may wish to exercise any or all of your options that are vested on or before June 16, 2005, and then tender the Shares so acquired to the Company pursuant to the terms of the tender offer. The exercise of an option cannot be revoked even if the Shares received upon the exercise and tendered in the offer are not purchased for any reason. June 16, 2005 is the last day that you may exercise your vested options in order to tender the Shares subject to such options in the tender offer. In the event that you have options vesting after May 26, 2005 but on or before June 16, 2005, such additional options, once vested, may be exercised not later than June 16, 2005 for purposes of tendering the underlying Shares in the tender offer. If you decide to exercise any of your vested options, you should contact Devin J. Anderson, the Company's Vice President, Associate General Counsel and Secretary at (781) 933-2020.

     You will need to evaluate the Tender Offer Documents included with this letter, of which you may obtain additional copies by calling The Altman Group, Inc. at (800) 443-5182, to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the tender offer.

     The Company will, upon the terms and subject to the conditions of the tender offer, determine a single per Share price, not greater than $34.50 nor less than $30.75 per Share, that it will pay for the Shares validly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. PolyMedica will select the lowest purchase price that will allow it to purchase Shares with an aggregate purchase price of $150 million (or, if there are not sufficient Shares that are properly tendered and not properly withdrawn that would yield an aggregate purchase price of $150 million, then all Shares tendered will be purchased at the highest price specified by the tendering shareholders). All shareholders whose Shares are purchased by the Company will receive the purchase price for each Share purchased in the tender offer. PolyMedica expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements.

     We strongly encourage you to discuss the tender offer with your tax advisor or broker. Devin J. Anderson, the Company's Vice President, Associate General Counsel and Secretary is also available to assist in answering questions you may have. He can be reached at (781) 933-2020.

     The tender offer will expire at 12:00 midnight, New York City time, on June 23, 2005 (the "Expiration Date") unless extended by the Company. IF YOU INTEND TO EXERCISE STOCK OPTIONS IN ORDER TO TENDER SHARES IN THE TENDER OFFER, YOU MUST EXERCISE YOUR OPTIONS NO LATER THAN 5:00 PM, NEW YORK CITY TIME, JUNE 16, 2005 IN ORDER TO OBTAIN SHARES TO TENDER BY THE EXPIRATION DATE.

     Upon the terms and subject to the conditions of the tender offer, if the number of Shares properly tendered at prices at or below the purchase price selected by us and not properly withdrawn would have a purchase price in excess of $150 million, we will purchase such Shares (or such greater number of Shares as we may elect to purchase, such additional Shares not to exceed 2% of our outstanding Shares), on the basis set forth below:

     - first, from all holders of "odd lots" of less than 100 Shares who properly tender all of their Shares at or below the purchase price selected by us and do not properly withdraw them before the Expiration Date;

     - second, after the Shares from the "odd lot" holders, from all other shareholders who properly tender Shares at or below the purchase price selected by us, on a pro rata basis; and

     - third, only if necessary to permit us to purchase Shares with an aggregate purchase price of $150 million (or such greater number of Shares as we may elect to purchase, such additional Shares not to exceed 2% of our outstanding Shares (approximately 559,274 Shares)), from holders who have tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares.

     THE TENDER OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHOSE LAWS REQUIRE THAT THE TENDER OFFER BE MADE BY A LICENSED BROKER OR DEALER, THE TENDER OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY MORGAN STANLEY & CO. INCORPORATED, THE DEALER MANAGER FOR THE TENDER OFFER, OR ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

                                        2